EXHIBIT (a)(1)(xii)
Questions and Answers about the Offer
of
Pavilion Bancorp, Inc.
to Purchase for Cash up to 128,832 Shares
of its Common Stock at a Purchase Price of
$66.00 per Share
April 12, 2005

Questions and Answers about the Offer
of
Pavilion Bancorp, Inc.
to Purchase its Common Stock
      The following information is designed to answer frequently asked questions about the Offer by Pavilion Bancorp, Inc. (“Pavilion Bancorp”) to purchase up to 128,832 of its common shares. Shareholders are referred to the Offer to Purchase and Letter of Transmittal for a detailed description of the terms and conditions of the offer.

Q.	What is this offer to purchase?

A.	Pavilion Bancorp is inviting its shareholders to tender shares of its common stock, no par value, at a price of $66.00 per share in cash upon the terms and subject to the conditions set forth in its Offer to Purchase, dated April 12, 2005, and in the enclosed Letter of Transmittal.

Q.	Why is Pavilion Bancorp making this offer to purchase?

A.	In October 2004, we divested our wholly-owned subsidiary, Bank of Washtenaw, for $15.1 million. This resulted in a substantial gain to us and has resulted in excess capital. We are making this offer because we believe that the purchase of our common shares will result in a more optimal capital structure. By reducing the amount of our equity capital and the number of outstanding shares, we anticipate that we can increase our return on equity and earnings per share, assuming continued profitability. We believe that our offer will also provide liquidity to you by giving you an opportunity to sell all or part of your investment in our shares on potentially more favorable terms than would otherwise be available.

Q.	What is the market price for Pavilion Bancorp common shares in relation to the purchase price in this offer?

A.	The purchase price in this offer is $66.00 per share. On April 5, 2005, the closing price for the shares on the OTC Bulletin Board was $53.00. You should obtain current market quotations for Pavilion Bancorp common shares prior to making a decision regarding the offer. The trading symbol for Pavilion Bancorp common shares is “PVLN”.

Q.	What will happen if more than 128,832 shares are tendered?

A.	In the event more than 128,832 shares are tendered, shares tendered will be acquired by Pavilion Bancorp (a) first from any shareholder who owns, beneficially or of record, an aggregate of fewer than 100 shares (excluding shares held indirectly in the Pavilion Bancorp, Inc. Employee Stock Ownership and 401(k) Savings Plan) and who validly tenders all of his or her shares, and (b) then from all other tendering shareholders subject to proration as described in the Offer to Purchase. We reserve the right to purchase additional shares up to 2% of the outstanding shares, subject to applicable legal requirements.

Q.	How do I tender my shares?

A.	If you hold your shares in certificate form, you must return a properly completed Letter of Transmittal (the blue form) and any other documents required by the Letter of Transmittal, together with the certificates for the shares being tendered, to the depositary, American Stock Transfer & Trust Company, which must be received by them by 5:00 p.m., Eastern time, on May 20, 2005.

If you acquired shares through the Pavilion Bancorp, Inc. Dividend Reinvestment and Stock Purchase Plan, you must return a properly completed Letter of Transmittal (the blue form), with the box captioned “Description of Shares Tendered” completed by writing ‘DRP‘ in the column titled “Certificate Number(s), or if applicable, indicate ‘DRP’*,” and any other documents required by the Letter of Transmittal, to the depositary, American Stock Transfer & Trust Company, which must be received by them by 5:00 p.m., Eastern time, on May 20, 2005.

Q.	How do I tender my shares if my shares are held by my broker?

A.	If your shares are registered in street name with a broker, dealer, commercial bank, trust company or other nominee, you will need to contact your broker, bank or other nominee and instruct the nominee to make the tender of your shares for you by completing the Instruction Form (the white form). You cannot tender your shares using the Letter of Transmittal even though you may have received one for your information.

If you are a broker and are tendering shares in book-entry form for your customers, you must comply with the book-entry delivery procedure described in Section 3 of the Offer to Purchase.

Q.	How do I tender my shares if my shares are held in my account in the Pavilion Bancorp, Inc. Employee Stock Ownership and 401(k) Savings Plan?

A.	Please see Section 3 of the Offer to Purchase as well as the separate question and answer brochure directed towards participants in the Pavilion Bancorp, Inc. Employee Stock Ownership and 401(k) Savings Plan.

Q.	What do I do if I have lost my certificates, or if they have been mutilated, destroyed or stolen, but I still want to tender them?

A.	You should indicate that the certificates have been lost by checking the box concerning lost certificates in the Letter of Transmittal and then immediately contact American Stock Transfer & Trust Company at the toll- free number (877) 248-6417 to obtain further instructions and for a determination as to whether you will need to post a bond.

Q.	Do I have to sell my shares to Pavilion Bancorp?

A.	No. No shareholder is required to tender any shares.

Q.	What happens if I do not tender my shares to Pavilion Bancorp to purchase?

A.	Nothing will happen if you do not tender any or all of your shares. Your shares will remain outstanding without a change in the terms or ownership rights. You will continue to own the same number of shares without any adjustment, and you will continue to receive the same dividend and voting rights. However, as Pavilion Bancorp will purchase up to 128,832 of its outstanding shares, the percentage of the outstanding shares which you own will increase due to the reduction in the number of outstanding shares.

Q.	What if the terms of the offer change?

A.	In the event the expiration date is extended or if the terms of the offer are materially changed, Pavilion Bancorp will give notice of the change. Under some circumstances, for example, if we increase or decrease the price to be paid for the shares, we will extend the tender offer for an additional ten business days from the date we give notice of the change, during which you may withdraw your tender.

Q.	Is there any brokerage commission?

A.	No. Pavilion Bancorp will purchase shares directly from each shareholder at the purchase price without the use of a broker. If you hold shares through a broker or bank, however, you should ask your broker or bank to see if you will be charged a fee to tender your shares.

Q.	Can I change or cancel my tender?

A.	You may increase, decrease, or withdraw entirely the number of shares indicated in the Letter of Transmittal or an instruction form to your broker until 5:00 p.m., Eastern time, on May 20, 2005. If you desire to change or withdraw your tender originally submitted through a Letter of Transmittal or your broker, you are responsible to make certain that a valid withdrawal is received by the May 20, 2005 deadline. Except as discussed in the Offer to Purchase, tenders are irrevocable after the May 20, 2005 deadline. Please see Section 4 of the Offer to Purchase for more details.

Q.	Can you summarize the process by which shares are validly tendered?

A.	Generally, for certificated shares, you must complete the Letter of Transmittal (the blue form) as follows:

•	List the certificates and the number of shares that you are tendering in the box captioned “Description of Shares Tendered.”

•	If you hold shares in book-entry form under the Pavilion Bancorp, Inc. Dividend Reinvestment and Stock Purchase Plan, write “DRP” in the column labeled “Certificate Number(s), or if applicable, indicate ‘DRP’*,” indicate the number of shares you hold in column titled “Total Number of Shares Represented By Certificate(s)/ DRP*” and list the number of shares that you are tendering in the column designated as “Number of Shares Tendered**.”

•	If you want to give us special payment instructions, complete the box captioned “Special Payment Instructions.”

•	If you want to give us special delivery instructions, complete the box captioned “Special Delivery Instructions.”

•	If you are an odd lot holder with less than 100 shares who is tendering all your shares, complete the box captioned “Odd Lots.”

•	If you want to make a conditional tender of shares, complete the box captioned “Conditional Tender.”

•	If your shares are being delivered by book-entry transfer to American Stock Transfer & Trust Company’s account at the DTC, complete the box that begins “Check Here if Tendered Shares Are Being Delivered by Book-Entry Transfer to the Depositary’s Account at the Book-Entry Transfer Facility and Complete the Following.”

•	Complete the substitute Form W-9 to certify your tax identification number.

•	Sign the Letter of Transmittal in the box captioned “Signature(s) Required” (in certain circumstances, signatures must be guaranteed in the next box captioned “Signature(s) Guarantee Required”).
      To validly tender your shares, you must either deliver your share certificates or comply with the book-entry delivery requirements. See Section 3 of the Offer to Purchase. These documents must be received by the depositary no later than 5:00 p.m., Eastern time, on May 20, 2005, unless you comply with the procedures for guaranteed delivery as described on the Offer to Purchase.

      If you are tendering shares held by a broker, commercial bank, trust company or other nominee, you must complete the “Instruction Form, Instructions for Tender of Shares of Pavilion Bancorp, Inc.” (the white form) as follows:

•	Indicate the number of shares you want tendered by the broker, commercial bank, trust company or other nominee.

•	If you are an odd lot holder with less than 100 shares who is tendering all your shares, complete the box captioned “Odd Lots.”

•	If you want to make a conditional tender of shares, complete the box captioned “Conditional Tender.”

•	Sign the Instruction Form and complete the address, phone number, date and tax identification number information.

•	Forward the Instruction Form to the broker, commercial bank, trust company or other nominee in ample time to allow a tender on your behalf on or before the expiration date of the Offer. Please see Section 3 of the Offer to Purchase and the Letter of Transmittal for more details about how to tender your shares.
      If you want to tender your shares but your share certificates are not immediately available or cannot be delivered to the depositary before the expiration date, or the procedure for book-entry transfer cannot be completed on a timely basis, or if time will not permit all required documents to reach the depositary before the expiration date, you can still tender your shares, if all of the following conditions are satisfied:

(1) the tender is made by or through an eligible guarantor institution,

(2) the depositary receives by hand, mail, overnight courier or facsimile transmission, before the expiration date, a properly completed and duly executed Notice of Guaranteed Delivery in the form provided with the Offer to Purchase, specifying the price at which shares are being tendered, including (where required) signature guarantees by an eligible guarantor institution in the form set forth in the Notice of Guaranteed Delivery; and

(3) all of the following are received by the depositary within three trading days after the date of receipt by the depositary of the Notice of Guaranteed Delivery:

(i) one of (a) the certificates for the shares or (b) a confirmation of receipt of the shares pursuant to the procedure for book-entry transfer,

(ii) one of (a) a properly completed and executed Letter of Transmittal or a manually executed facsimile of it, including any required signature guarantees, or (b) an agent’s message in the case of a book-entry transfer; and

(iii) any other documents required by the Letter of Transmittal.

Q.	Is Pavilion Bancorp making any recommendation as to whether shareholders should tender their shares?

A.	Neither Pavilion Bancorp nor its Board of Directors makes any recommendation to any shareholder as to whether to tender all or any shares. Directors, officers and employees of Pavilion Bancorp who own shares are permitted to participate in this offer on the same basis as our other shareholders. Each shareholder must make his or her own decision as to whether to tender shares and, if so, how many shares to tender. There is no assurance that the market price for the shares will remain at the offer price for any length of time following the expiration of the offer or that Pavilion Bancorp will initiate other repurchases of its shares in the future.

Q.	How can I get more information?

A.	If you have any questions, please call our Dealer Manager/Information Agent, Donnelly Penman & Partners, at (866) 440-2482, from 8:30 a.m. to 4:30 p.m., Eastern time, or Ms. Pamela S. Fisher or Mr. Mark D. Wolfe at Pavilion Bancorp at (517) 265-5144 from 8:30 a.m. to 4:30 p.m., Eastern time, Monday through Friday.
      This brochure is neither an Offer to Purchase nor a solicitation of an offer to sell securities. The Offer to Purchase the common shares of Pavilion Bancorp, Inc. is made only by the Pavilion Bancorp, Inc. through the Offer to Purchase document, dated April 12, 2005, and the accompanying Letter of Transmittal.

5